ATTN: Era Anagnosti, Staff Attorney.   9/12/12

Dear Era Anagnosti:

Pursuant to Rule 477 under the Securities Act of 1933, Golden Industries Inc., a Nebraska corporation, requests the withdrawal of its registration statement on Form S-1 (File No. 333-183795), initially filed with the Commission on September 10, 2012.
No securities were sold in connection to this this offering covered in the registration statement.
If you have any questions contact me, T-Rex on my cellphone at   *** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

Tyrannosaurus Rex Joseph Gold
Chief Executive Officer
Golden Industries Inc.
613 N Grant Avenue, Apt. 3C
     York, NE 68467